EXHIBIT 99.1

Coastal.com to Present at the 26th Annual ROTH Conference on March 10, 2014

VANCOUVER, British Columbia, Feb. 25, 2014 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal.com" or "the Company") (Nasdaq:COA) (TSX:COA), the leading global manufacturer and digital retailer of high-quality glasses and contact lenses, has been invited to present at the 26th Annual ROTH Capital Partners Conference, which is being held on March 9-12, 2014 at The Ritz-Carlton, Laguna Niguel in Dana Point, California.

Coastal.com management is scheduled to present on Monday, March 10, 2014 at 9:30 a.m. Pacific time, with one-on-one meetings held throughout the day.

For more information about the conference or to schedule a one-on-one meeting with Coastal.com management, please contact your ROTH representative at 1-800-933-6830 or via e-mail at conference@roth.com.

About Coastal.com

Coastal.com is the leading manufacturer and online retailer of eyewear products offered through a family of world class websites. Established in 2000, the Coastal.com family of brands offers an extensive, in stock selection of prescription eyewear, contact lenses and sunglasses. Coastal.com's vision is to make the process simple, either on-line or at one of our retail showrooms, so our customers can see everything life has to offer. For more information about Coastal.com (Nasdaq:COA), visit www.coastal.com.

CONTACT: Terry Vanderkruyk
         Chief Corporate Development Officer
         Coastal.com
         (604) 676-4498
         terryv@coastal.com
         or
         Liolios Group Inc.
         Scott Liolios or Cody Slach
         (949) 574-3860
         COA@liolios.com